SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE - São Paulo, August 7, 2015 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the second quarter ended June 30, 2015.

2Q15 Conference Call

August 10, 2015

> 9:00 am US EST
In English (simultaneous translation
from Portuguese)
+ 1-516-3001066 US EST
Code: Gafisa

>  10:00 am Brasília Time
In Portuguese
Telephones:
+55-11-3728-5971 (Brazil)
Code: Gafisa

Replay:
+55-11-3127-4999 (Brazil)
Código: 54100222
+55-11-3127-4999 (USA)
Code: 80924629
IR Website:
www.gafisa.com.br/ri

IR Contacts

Danilo Cabrera
Mariana Suarez
Phone: +55 11 3025-9242 / 9978
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ri

Media Relations

Máquina da Notícia  - Comunicação Integrada
Giovanna Bambicini
Phone: +55 11 3147-7414
Fax: +55 11 3147-7900
E-mail: gafisa@grupomaquina.com

Shares

GFSA3 – Bovespa
GFA – NYSE
Total shares outstanding: : 378.066.162[1]Average daily trading volume (90 days²):
R$8.9 million
(1) Including 10.074.707 treasury shares
(2) Until June 30, 2015

GAFISA RELEASES
2Q15 RESULTS

MANAGEMENT COMMENTS AND HIGHLIGHTS

The first half of 2015 brought Gafisa another step closer to solid levels of profitability. We are pleased to report that consolidated net income totaled R$60.1 million in the first six months of the year, reversing a loss of R$ 40.6 million recorded in the same period last year. In the second quarter specifically, consolidated net income was R$28.5 million. The Tenda segment accounted for R$20.0 million of the total, maintaining the previous quarter’s performance to end the first half of 2015 with net income of R$ 31.4 million. Tenda’s performance reflects its consolidation and the growing participation of new projects launched under its current business model. The Gafisa segment, in turn, recorded net income of R$8.5 million in the quarter and R$28.7 million in 1H15, as a result of targeted efforts to sell inventory and reduce the level of SG&A.

These results are aligned with the Company’s strategy of improving operating performance and increasing its profitability levels, despite the current market environment. In a period marked by a challenging macroeconomic conditions, the Company’s two brands faced very different operating environments. The performance of the Gafisa segment reflects difficult conditions in the middle and upper income markets, due to interest rate, inflation and exchange rate movements which are directly impacting both consumer and investor confidence. On the other hand, the Tenda segment’s performance remains supported by strong demand from the low income segment.

In this context, we would like to highlight the positive performance achieved by both Gafisa and Tenda’s projects in the quarter, which contributed to the Company’s consolidated results. The consolidated adjusted gross margin reached 33.9% in the quarter. The Gafisa segment is maintaining stable profitability levels in its projects, with an adjusted gross margin of 36.5% in the quarter. At the same time, the consolidation of the New Model within Tenda led the segment to record an adjusted gross margin of 30.1%.

In keeping with the shift to a more conservative strategy amid greater risk aversion in the market, the Gafisa segment launched two projects during the quarter. We would like to highlight once again the focus on reducing inventory levels, which accounted for approximately 72% of net pre-sales totaling R$242.2 million in the quarter. It is also worth noting strong delivery volumes in the Gafisa segment during the period: totaling 1,498 units and R$777.3 million in PSV. In the first half of 2015, 14 projects/phases were delivered, representing 3,345 units and R$1.3 billion in PSV. The level of cancellations, which reached R$115.6 million in 2Q15, reflected the impact of Brazil’s current economic stagnation against Gafisa’s strong volume of deliveries.

We ended the second quarter with R$2.1 billion in inventory in the Gafisa segment, with just 19.8% related to completed projects. This percentage was impacted by the volume of deliveries of corporate units and R$105.4 million of units located in discontinued markets, resulting in a decrease of 52% y-o-y and 8% from the previous quarter. The performance of inventory sales once again contributed to the effective sales speed, which was 10.5% in 2Q15, and higher y-o-y.

Amid the continuation of current economic conditions, we expect to take a conservative approach to launch activity throughout the second half of the year. We will seek to balance the placement of new products in the market, prioritizing those with more liquidity, in order to achieve an adequate sales and profitability.

In the lower income segment, Tenda was able to sustain positive results and reported net income for the second consecutive quarter. These results reflect the increased operational scale of the New Model and the greater level of efficiency and management of both the financial and operational cycles.

In regards to the expansion of Tenda’s operating volume, 6 projects/phases were launched in 2Q15, accounting for R$229.4 million. The projects/phases are located in the states of São Paulo, Rio de Janeiro, Rio Grande do Sul, Bahia and Pernambuco.

The highlight of the quarter was the strong speed of sales result, which reached 28.2%. This is due to greater product availability after three consecutive quarters of high launch volumes, strong demand in the low income segment and a significant reduction in the volume of dissolutions observed during the period. As a result, net pre-sales increased significantly, totaling R$289.9 million, the highest level since the 4Q10.

The Tenda segment delivered 5 projects during the quarter, representing 1,240 units and accounting for R$177.2 million in PSV, of which 77% (980 units, or R$137.2 million) were under the New Model. In the 6M15, the segment delivered R$239.5 million, with 61% relating to the New Model.

Tenda’s solid operating performance positively impacted its financial results, with adjusted gross income reaching R$73.3 million in 2Q15. The adjusted gross margin remained in the range of 28-30%, as it has since 2Q14.

Tenda has continued its efforts to achieve greater economies of scale by increasing launches and implementing strategies designed to ensure a strong speed of sales. Sustainable operating results over the last three quarters reinforces our confidence in the New Model.

On a consolidated basis, Gafisa and Tenda launched R$482.0 million in 2Q15 and R$795.5 million in 6M15, with net pre-sales of R$532.1 million and R$955.5 million, respectively. Adjusted gross profit was R$200.4 million, with a margin of 33.9% in the quarter; over the first six months, adjusted gross profit was R$379.7 million.

A substantial reduction in the volume of old projects and the adaptation to current market conditions led Gafisa to concentrate on achieving greater stability in its cost and expense structure. Selling and administrative expenses were R$89.7 million, down 9.9% on a year-over-year basis. Year-to-date, these expenses totaled R$160.5 million, down 11.7% from 6M14, attesting to the Company’s commitment to streamlining its cost structure.

As a result of these initiatives, consolidated net income totaled R$28.5 million in the quarter and R$60.1 million in the 6M15.

At the end of the 6M15, the Net Debt / Shareholder’s Equity ratio reached 50.4%, consistent with the previous quarter. Excluding financing for projects, the Net Debt / Shareholder’s Equity ratio was negative 11.7%. In the quarter, consolidated operating cash generation reached R$13.1 million, also in line with the previous quarter. The Company ended the 2Q15 with a net cash burn of R$28.1 million, totaling a cash burn of R$97.8 million in the first half. This level of cash burn came as a result of higher disbursements related to Tenda’s land bank in 1Q15 and a slightly lower volume of transfers in the Gafisa segment compared to that of the previous quarter, due to the higher volume of corporate projects delivered in the second half.

The process of separating the Gafisa and Tenda business units is moving forward. Since the beginning of 2014, a number of steps have already been completed, while some of the actions are still underway. These include defining the appropriate capital structure for each of the business units. Considering that this is the most crucial step in the separation process, it is still not possible to determine when the potential separation will be concluded, with the possibility that it could extend into 2016, as we have previously announced.

Finally, we would like to highlight our satisfaction with the evolution of the business cycles at both Gafisa and Tenda in this first half of 2015. In recent years, both companies have strengthened and improved their operating and financial cycles, positioning them well for the challenges facing the sector and region in 2015. The company remains focused on achieving superior operating performance and continues to be guided, at all times, by capital discipline, the achievement of higher profitability and the generation of value for its shareholders and other stakeholders.

Sandro Gamba Chief Executive Officer – Gafisa S.A.	Rodrigo Osmo Chief Executive Officer – Tenda S.A.

MAIN CONSOLIDATED FIGURES

Table 1. Operating and Financial Highlights – (R$000 and % Company)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Launches	481,951	313,581	54%	413,744	16%	795,532	949,123	-16%
Launches, Units	2,231	1,950	14%	1,089	105%	4,181	2,955	41%
Net Pre-sales	532,131	423,344	26%	433,018	23%	955,475	672,341	42%
Pre-sales, Units	2,395	1,908	26%	1,628	47%	4,303	2,395	80%
Pre-sales of Launches	108,001	59,716	81%	158,633	-32%	167,717	216,804	-23%
Sales over Supply (SoS)	15.9%	12.8%	310 bps	12.6%	330 bps	25.4%	18.2%	720 bps
Delivered projects (PSV)	954,460	785,748	21%	678,171	41%	1,740,208	1,235,679	41%
Delivered projects, Units	2,738	3,534	-22%	3,689	-26%	6,272	5,485	14%
Net Revenue	591,529	519,501	14%	574,830	3%	1,111,030	1,007,531	10%
Adjusted Gross Profit[1]	200,386	179,302	12%	205,261	-2%	379,688	337,354	12%
Adjusted Gross Margin[1]	33.9%	34.5%	-60 bps	35.7%	-180 bps	34.2%	33.5%	70 bps
Adjusted EBITDA[2]	72,831	96,363	-24%	89,838	-19%	169,194	116,308	45%
Adjusted EBITDA Margin[2]	12.3%	18.6%	-630 bps	15.6%	-330 bps	15.2%	11.5%	370 bps
Net Income (Loss)	28,487	31,651	-10%	(851)	3.447%	60,137	(40,640)	248%
Backlog Revenues	901,383	930,601	-3%	1,506,001	-40%	901,383	1,506,001	-40%
Backlog Results[3]	364,238	367,567	-1%	531,924	-32%	364,238	531,924	-32%
Backlog Margin[3]	40.4%	39.5%	90 bps	35.3%	510 bps	40.4%	35.3%	510 bps
Net Debt + Investor Obligations	1,563,283	1,535,215	2%	1,408,283	11%	1,563,283	1,408,283	11%
Cash and cash equivalents	876,813	1,116,168	-21%	1,279,568	-31%	876,813	1,279,568	-31%
Shareholders’ Equity	3,097,881	3,066,952	1%	3,116,182	-1%	3,097,881	3,116,182	-1%
Shareholders’ Equity + Minority	3,099,492	3,070,891	1%	3,138,131	-1%	3,099,492	3,138,131	-1%
Total Assets	7,072,546	7,333,898	-3%	7,288,403	-3%	7,072,546	7,288,403	-3%
(Net Debt + Obligations) / (SE + Minority)	50.4%	50.0%	40 bps	44.9%	550 bps	50.4%	44.9%	550 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638

FINANCIAL RESULTS

•         Net revenue recognized by the “PoC” method was R$348.4 million in the Gafisa segment and
R$243.1 million in the Tenda segment. This resulted in consolidated revenue of R$591.5 million in the second quarter, up 2.9% year on year, and 13.9% from the previous quarter. In 6M15, consolidated net revenue reached R$1.1 billion, an increase of 10.3% compared to 6M14.

•         Adjusted gross profit for 2Q15 was R$200.4 million, up from R$179.3 million in 1Q15 and in line with R$205.3 million in the previous year. Adjusted gross margin reached 33.9% compared to 35.7% in the prior-year period and 34.5% in the 1Q15. Gafisa’s contribution was an adjusted gross profit of R$127.1 million, with an adjusted gross margin of 36.5%, while Tenda’s contribution was an adjusted gross profit of R$73.3 million, with a margin of 30.1% in 2Q15. In the first half, adjusted gross profit totaled R$379.7 million, versus R$337.4 million in the previous year, with an adjusted gross margin of 34.2%.

•         Adjusted EBITDA was R$72.8 million in 2Q15, with a margin of 12.3%. The Gafisa segment reported adjusted EBITDA of R$52.4 million, while the Tenda segment’s adjusted EBITDA was R$15.2 million. In 6M15 consolidated adjusted EBITDA was R$169.2 million, an increase of 45% from R$116.3 million in 6M14. Please note that consolidated adjusted EBITDA includes Alphaville equity income, while the Gafisa segment’s adjusted EBITDA is net of this effect.

•         The Company reported positive net income of R$28.5 million in the second quarter. Gafisa reported a net profit of R$8.5 million, while Tenda reported a profit of R$20.0 million. In the first six months, net income reached R$60.1 million.

•         Operating cash generation totaled R$13.1 million in the 2Q15, closing the period with R$19.4 million. Net cash consumption of R$28.1 million was recorded in 2Q15, with accumulated consumption of
R$97.8 million during 6M15.

OPERATING RESULTS

•         Launches totaled R$482.0 million in the 2Q15, comprising 8 projects in the states of São Paulo, Rio de Janeiro, Rio Grande do Sul, Bahia and Pernambuco. This launch volume was an increase over the R$313.6 million launched in 1Q15. The Gafisa segment accounted for 52% of the first quarter launches, while the Tenda segment accounted for the remaining 48%. The volume launched in the first half of the year totaled R$795.5 million.

•         Net pre-sales totaled R$532.1 million in 2Q15, of which R$242.2 million related to Gafisa and
R$289.9 million related to Tenda. The result is well above net pre-sales totaling R$433.0 million in the 2Q14. Consolidated sales from launches in the quarter represented 19.3% of the total, while sales from inventory comprised the remaining 80.7%. During 6M15, the Company had reached R$955.5 million in net pre- sales.

•         Consolidated sales over supply (SoS) reached 15.9% in 2Q15, compared to 12.8% in 1Q15 and 12.6%
y-o-y. On a trailing 12-month basis, Gafisa’s SoS was 27.7%, while Tenda’s SoS was 48.5%.

•         Consolidated inventory at market value decreased R$60.7 million in the quarter to a value of R$2.8 billion. Gafisa’s inventory totaled R$2.1 billion while Tenda’s inventory totaled R$738.4 million.

•         Throughout the second quarter, the Company delivered 10 projects/phases, totaling 2,738 units, accounting for R$954.5 million in PSV. The Gafisa segment delivered 1,498 units, while the Tenda segment delivered the remaining 1,240 units. Over the past six months, 25 projects / phases and 6,272 units were delivered, accounting for 1.7 billion in PSV.

ANALYSIS OF RESULTS

GAFISA SEGMENT

Consistent Gross Margin and Reduction in General and Administrative Expenses

Table 2. Gafisa Segment – Operating and Financial Highlights – (R$000, and % Gafisa)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Launches	252,585	75,227	236%	314,733	-20%	327,812	668,667	-51%
Net pre-sales	242,185	179,807	35%	251,290	-4%	421,992	438,845	-4%
Net pre-sales of Launches	66,973	14,436	364%	116,334	-42%	81,409	154,249	-47%
Sales over Supply (SoS)	10.5%	8.0%	250 bps	9.8%	70 bps	16.9%	15.9%	100 bps
Delivered projects (Units)	1,498	1,847	-19%	1,504	0%	3,345	2,028	65%
Net Revenue	348,392	340,058	2%	397,907	-12%	688,450	724,657	-5%
Adjusted Gross Profit[1]	127,101	125,502	1%	151,456	-16%	252,603	267,976	-6%
Adjusted Gross Margin[1]	36.5%	36.9%	-40 bps	38.1%	160 bps	36.7%	37.0%	-30 bps
Adjusted EBITDA[2]	52,400	58,289	-10%	83,353	-37%	110,689	138,163	-20%
Adjusted EBITDA Margin[2]	15.0%	17.1%	-210 bps	20.9%	-590 bps	16.1%	19.1%	-480 bps
Net Income (Loss)	8,452	20,205	-58%	17,132	-51%	28,657	14,801	94%
Backlog Revenues	664,074	742,154	-11%	1,298,089	-49%	664,074	1,298,089	-49%
Backlog Results[3]	265,190	294,093	-10%	470,361	-44%	265,190	470,361	-44%
Backlog Margin[3]	39.9%	39.6%	30 bps	36.2%	370 bps	39.9%	36.2%	370 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. EBITDA from Gafisa segment does not consider the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

Solid second quarter topline performance reflects maintenance in the level of revenues, supported by inventory sales, which represented 72.3% of net sales in the second quarter and 80.7% in 6M15. Another point worth highlighting is the reduction in selling, general and administrative expenses, which were 4.9% lower q-o-q and 12.5% lower y-o-y. This reflects ongoing efforts in the Gafisa segment to increase efficiencies and improve cost management.

2Q15 adjusted gross margin ended at 36.5%, in line with the average levels reported in previous quarters and marginally lower y-o-y, due to a higher recognition of swaps in the period. These profitability levels support the stability of the gross margin in the Gafisa segment, and also highlight the solid performance of the Gafisa segment projects, resulting from the continuous evolution of the Company's business cycle.

Net Income

Net income for the period was R$8.5 million, compared to R$17.1 million in the 2Q14. This decrease is due to a a slight reduction in gross margin, a higher volume of other operating expenses, and the lower contribution of AUSA equity income. 6M15 net income reached R$28.7 million compared to R$14.8 million in 6M14. Excluding the R$5.2 million in equity income from Alphaville, the Gafisa segment’s net income in 2Q15 was R$3.3 million, compared to R$8.7 million recorded in 2Q14. In 6M15, net income was R$6.5 million, compared to R$9.8 million in the previous year.

Table 3 – Gafisa Segment – Net Income (R$ Million)

Gafisa Segment (R$ 000)	2Q15	1Q15	2Q14	6M15	6M14
Adjusted Gross Profit	127.1	125.5	151.5	252,6	268,0
Adjusted Gross Margin	36.5%	36.9%	38.1%	36.7%	37%
Net Profit	8.5	20.2	17.1	28.7	14.8
Equity Income from Alphaville¹	5.2	17.0	8.4	22.2	5.0
Net Profit Ex-Alphaville	3.3	3.2	8.7	6.5	9.8

TENDA SEGMENT

Evolution in Revenue Levels and Increased Profitability Anchored in Operational Consolidation of the New Model

Table 4. Tenda Segment – Operating and Financial Highlights – (R$000 and % Tenda)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Launches	229,366	238,354	-4%	99,011	132%	467,720	280,456	67%
Net pre-sales	289,946	243,537	19%	181,728	60%	533,483	233,495	129%
Net pre-sales of Launches	41,028	45,280	-9%	42,299	-3%	86,308	62,555	38%
Sales over Supply (SoS)	28.2%	23.3%	490 bps	20.8%	740 bps	41.9%	25.2%	1670 bps
Delivered projects (Units)	1,240	1,687	-27%	2,185	-43%	2,927	3,457	-15%
Net Revenue	243,137	179,443	35%	176,923	37%	422,580	282,874	49%
Adjusted Gross Profit[1]	73,285	53,800	36%	53,805	36%	127,085	69,368	83%
Adjusted Gross Margin[1]	30.1%	30.0%	10 bps	30.4%	-30 bps	30.1%	24.5%	560 bps
Adjusted EBITDA[2]	15,221	21,114	-28%	(1,907)	898%	36,335	(26,820)	235%
Adjusted EBITDA Margin[2]	6.3%	11.8%	-550 bps	-1.1%	740 bps	8.6%	-9.5%	1,810 bps
Net Income (Loss)	20,035	11,446	75%	(17,983)	211%	31,481	(55,443)	157%
Backlog Revenues	237,309	188,447	26%	207,912	14%	237,309	207,912	14%
Backlog Results[3]	99,048	73,474	35%	61,563	61%	99,048	61,563	61%
Backlog Margin[3]	41.7%	39.0%	270 bps	29.6%	1,210 bps	41.7%	29.6%	1,210 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. Tenda does not hold equity in Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

The second quarter of the year marked another step towards the consolidation of Tenda’s operational cycle, supported by an increase in the number of launches in the segment and a reduction in cancellations since the implementation of changes in the sales process (August/2014). As a result, the financial results of the Tenda segment improved significantly.

Tenda recorded a strong increase in adjusted gross profit in the quarter, reaching R$73.3 million in 2Q15. In addition, the adjusted gross margin remained stable between 28 - 30%, which is in line with the range observed since 2Q14. This reflects the operational consolidation of projects executed under the New Model, which has demonstrated improved performance and profitability, combined with the decreasing contribution of legacy projects in the segment's revenue mix.

Furthermore, as observed in sequential quarters, adjustments in the cost and expense structure to Tenda’s business cycle positively impacted the quarter’s results. General and administrative expenses decreased by 13.6% compared to the prior year. Importantly, the Tenda segment achieved a reduction in selling expenses despite an increase in the number of launches and gross sales, of 131.7% and 14.8%, respectively, versus the year-ago period.

Net Income

In 2Q15 the Tenda segment achieved net income of R$20.0 million, substantially higher than net income of R$11.4 million in 1Q15 and a net loss of R$18.0 million in 2Q14. In 6M15, net income was R$31.4 million, compared to a net loss of R$55.4 million in the previous year, reflecting the improved operating and financial performance of the Tenda segment. Table 5 – Tenda Segment – Net Income (R$ Million)

Tenda Segment (R$ million)	2Q15	1Q15	2Q14	6M15	6M14
Adjusted Gross Profit	73.3	53.8	53.8	127.1	69.4
Adjusted Gross Margin	30.1%	30.0%	30.4%	30.1%	24.5%
Net Profit	20.0	11.4	(18.0)	31.4	(55.4)

RECENT EVENTS

UPDATED STATUS OF THE SPIN-OFF PROCESS AND RECENT DEVELOPMENTS

In the 2Q15, the Company progressed with the evaluation of the potential separation of the Gafisa and Tenda business units. Since commencing the spin-off process in February 2014, a variety of activities have been executed in order to make the two business units independent of one another from both an operational perspective, as well as a capital structure perspective. We highlight the following actions that have already been completed: (i) separation of the administrative structures, with implementation of the necessary changes required to processes and systems, (ii) definition of policies and corporate governance, (iii) preparation for Tenda’s shares to be traded on the market, and (iv) performance of due diligence and studies of the various impacts the separation could have on operational, organizational, financial and market-related aspects of the two Companies.

Over the last quarter, the Company advanced the separation procedures related to Information Technology (IT), one of the last remaining joint administrative structures. Currently, besides the IT area, the only business units operating on a joint basis are those that will split at the time of the official separation. These business units include Investor Relations, Corporate Legal, Internal Audit and Internal Controls.

Definition of the appropriate capital structure is one main processes that is still ongoing. The Company continues to work with financial institutions in order to achieve the conditions deemed necessary for the desired capital structure model, which takes into consideration the business cycles of each of the business units.

As previously communicated in a Material Fact released to the market on April 29, these discussions are ongoing and are taking longer than had been initially expected. As a result, and considering that the achievement of an appropriate capital structure is a necessary step in the separation process, it is not yet possible to determine when the potential separation will be concluded, and it is possible that the process could extend into 2016.

Additionally, in the same Material Fact, the Company informed the market that it had been contacted by groups interested in evaluating the potential acquisition of an equity stake in Gafisa and Tenda, either together or separately. During the last quarter, there has been no change in this subject.

The Administrations of Gafisa and Tenda, in accordance with their fiduciary duties, will evaluate any proposals that could result in the creation of value for the Companies and will communicate to their shareholders and the market in general any evolution in these discussions through presentation of a formal proposal.

The Company will keep its shareholders and the market informed of any developments related to the subjects mentioned above.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices above R$250,000..

Operating Results

Launches and Pre-Sales

Second quarter 2015 launches totaled R$252.6 million, representing 2 projects/phases located in the city of São Paulo. The sales speed of these launches reached 24.4%. In the first 6M15, the Gafisa segment totaled R$ 327.8 million in launches, representing 41.2% of consolidated launches.

The Gafisa segment’s 2Q15 gross pre-sales totaled R$357.8 million. Dissolutions reached R$115.6 million and net pre-sales reached R$242.2 million, an increase of 34.7% compared to 1Q15 and stable compared to the previous year. In the first half of the year, the volume of dissolutions was R$ 240.5 million and net sales ended the 6M15 at R$422.0 million. In the quarter, the sales over supply (SoS) of the Gafisa segment was 10.5%, higher than that of 1Q15 and the previous year.

The Company continues to concentrate its efforts on the sale of remaining units. As a result, approximately 53.0% of net sales during the period related to projects launched through 2013, resulting in an improvement in the inventory profile of the Gafisa segment.

Table 6. Gafisa Segment – Launches and Pre-sales (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Launches	252,585	75,227	236%	314,733	-20%	327,812	668,667	-51%
Pre-Sales	242,185	179,807	35%	251,290	-4%	421,992	438,845	-4%

Sales over Supply (SoS)

The sales velocity was 10.5% in 2Q15, above the 8.0% recorded in 1Q15 and above 9.8% in the previous year. On a trailing 12 month basis, Gafisa’s SoS reached 27.7%.

Dissolutions

The weak economic conditions during the first half of 2015 directly affected consumer confidence and, accordingly, the level of dissolutions. This scenario has persisted since the end of 2014. Due to the challenging operating environment, the level of dissolutions in the Gafisa segment reached R$115.6 million in 2Q15, a decrease compared to R$124.8 million in 1Q15 and R$119.9 million in the previous year. It is also worth noting that the level of dissolutions in 6M15 has also been impacted by the increased volume of deliveries in the quarter. 1,498 units were delivered in this 2Q15, corresponding to R$777.3 million in PSV; in the first half of the year deliveries totaled 3,165 units and R$1.3 billion in PSV.

Over the last three years, the Company has been working on initiatives to achieve a higher quality of credit analysis in its sales. In doing so, the Company hopes to reduce the level of dissolutions throughout the construction and delivery cycle. A comprehensive approach in the credit review process at the time of the sale has generated greater efficiency in the process of transferring Gafisa customers to financial institutions. This progress has occurred despite deteriorating macroeconomic conditions, especially from the second half of 2014.

In 2Q15, 486 Gafisa units were cancelled and 253 units were already resold in the period.

Inventory

Gafisa is maintaining its focus on inventory reduction initiatives. Projects launched until 2014 represented 72.3% of net sales in the period. In 6M15, inventory as a percentage of sales reached 80.7%. The market value of the Gafisa segment inventory remained stable compared at R$2.1 billion compared to the previous quarter. Finished units outside of core markets accounted for R$105.4 million, or 5.1% of total inventory.

Table 7. Gafisa Segment – Inventory at Market Value (R$000)

	Inventories BoP 1Q15	Launches	Dissolutions	Gross Sales	Adjustments[1]	Inventories BoP 2Q15	% Q/Q
São Paulo	1,467,350	252,585	90,578	301,659	26,210	1,482,644	1.0%
Rio de Janeiro	488,251	-	19,680	43,308	22,334	496,985	-0.3%
Other Markets	115,036	-	5,389	12,864	2,126	105,435	-8.3%
Total	2,070,637	252,585	115,647	357,832	6,001	2,075,036	0.2%

* The period adjustments are a reflection of updates related to the project scope, release date and inflationary update in the period.

During the same period, finished units comprised R$410.7 million, or 19.8% of total inventory. Inventory from projects launched outside core markets, currently exclusively comprised of finished units, represent
R$105.4 million, down 52.3% when compared to the R$220.9 million recorded last year and down 8.3% from 1Q15. The Company estimates that by early 2016, it will have monetized a large portion of its inventory in non-core markets, based on the sales rate observed in these markets over the past few quarters.

The inventory of completed units increased as a result of more deliveries of corporate projects during the quarter, representing approximately R$474.7 million or 61.1% of PSV delivered. The increase was due to lower liquidity levels for these types of projects.

It is worth noting that the largest share of Gafisa’s inventory, approximately 59% or R$1.2 billion, is concentrated in projects that are to be delivered in the second quarter of 2016. This will be reflected in the sale of inventory in the coming quarters, rather than finished units.

Table 8. Gafisa Segment – Inventory at Market Value – Construction Status (R$000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units¹	Total 2Q15
São Paulo	253,797	-	920,704	221,013	87,130	1,482,644
Rio de Janeiro	-	41,492	113,277	114,049	218,141	486,958
Other Markets	-	-	-	-	105,435	105,435
Total	253,797	41,492	1,033,980	335,062	410,705	2,075,036

1)      Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

Landbank

The Gafisa segment land bank, with a PSV of approximately R$5.9 billion, is comprised of 30 potential projects/ phases, amounting to nearly 10.8 thousand units, of which 77% are located in São Paulo and 23% in Rio de Janeiro. The largest portion of land acquired through swap agreements is in Rio de Janeiro, impacting the total percentage of land acquired, which reached 59%.

Table 9. Gafisa Segment – Landbank (R$000)

	PSV (% Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	4,532,063	45.9%	45.0%	0.9%	9,063	11,117
Rio de Janeiro	1,339,778	84.2%	84.2%	0.0%	1,741	2,142
Total	5,871,842	58.6%	58.0%	0.6%	10,805	13,259

Table 10. Gafisa Segment – Changes in the Landbank (1Q15 x 2Q15 - R$000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	4,802,512	-	252,585	-	(17,863)	4,532,063
Rio de Janeiro	1,315,335	85,872	-	(58,370)	(3,058)	1,339,778
Total	6,117,847	85,872	252,585	(58,370)	(20,922)	5,871,842

The adjustments of the quarter reflect updates related to project scope, expected launch date, and inflationary adjustments to the land bank during the period.

Gafisa Vendas

During 6M15, Gafisa Vendas, the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro, accounted for 63% of gross sales of the quarter. Gafisa Vendas currently has a team of 700 highly trained, dedicated consultants, in addition to an online sales force.

Delivered Projects

During 2Q15, Gafisa delivered 5 projects/phases totaling 1,498 units and accounting for R$777.3 million in PSV. In 6M15, 14 projects / phases were delivered, representing 3,345 units and R$ 1.3 billion in PSV.

Currently, Gafisa has 30 projects under construction, all of them on schedule in regards to the Company’s business plan.

Transfers

Over the past few years, the Company has been taking steps to improve the performance of its receivables / transfer process, in an attempt to achieve higher rates of return on invested capital. Currently, our plan is to transfer 90% of eligible units up to 90 days after the delivery of the project. In accordance with this policy, transfers reached R$169.8 million in PSV in the second quarter.

Of second quarter deliveries, of R$777.3 million, 61.1% comprised corporate projects. Financing arrangements for corporate projects differ from that of residential projects, resulting in a smaller contribution to transfer volumes, which impacted cash generation in the quarter.

Table 11. Gafisa Segment – Delivered Project

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
PSV Transferred ¹	169,829	198,014	-14%	210,677	-19%	367,843	442,753	-17%
Delivered Projects	5	9	0%	8	-38%	14	12	-17%
Delivered Units	1,498	1,847	-19%	1,504	0%	3,345	2,038	65%
Delivered PSV²	777,258	569,459	36%	454,880	71%	1,346,717	913,300	47%

1) PSV refers to potential sales value of the units transferred to financial institutions.

2) PSV = Potential sales value of delivered units.

Financial Results

Revenues

2Q15 net revenues for the Gafisa segment totaled R$348.4 million, an increase of 2.5% q-o-q and a decrease of 12.4% y-o-y. The decrease compared to the 2Q14 is related to projects whose construction works are more advanced.

In 2Q15, approximately 99.6% of Gafisa segment revenues were derived from projects located in Rio de Janeiro/São Paulo, while 0.4% were derived from projects in non-core markets. The table below provides additional details.

Table 12. Gafisa Segment – Revenue Recognition (R$000)

		2Q15				2Q14
Launches	Pre-sales	% Sales	Revenue	% Revenue	Pre-sales	% Sales	Revenue	% Revenue
2015	66,973	27.7%	-	0%	-	-	-	-
2014	57,530	23.8%	54,173	15.5%	116,334	46.3%	5,711	1.4%
2013	39,878	16.5%	76,279	21.9%	11,977	4.8%	63,529	16.0%
≤ 2012	77,804	32.1%	217,939	62.6%	122,979	48.9%	328,667	82.6%
Total	242,185	100%	348,391	100%	251,290	100%	397,907	100%
SP + RJ	234,710	96.9%	346,948	99.6%	216,338	86.1%	388,504	97.6%
Other Markets	7,475	3.1%	1,443	0.4%	34,952	13.9%	9,402	2.4%

Gross Profit & Margin

Gross profit for the Gafisa segment in 2Q15 was R$90.3 million, compared to the R$98.1 million in 1Q15, and R$119.1 million in the prior year period. The second quarter gross margin of 25.9% was impacted by an R$11.0 million increase in revenue from projects comprising a higher number of swapped units. In keeping with accounting rules, the gross margin on these projects is lower initially, before normalizing over time.

Excluding financial impacts, the adjusted gross margin reached 36.5% in 2Q15 compared to 36.9% in the 1Q15 and 38.1% in the prior year, reaffirming the maintenance in the levels of profitability in the Gafisa segment. This is a result of the strategic consolidation in the metropolitan regions of São Paulo and Rio de Janeiro and the completion of older projects in other non-core markets.

The table below contains more details on the breakdown of Gafisa’s gross margin in 2Q15.

Table 13. Gafisa Segment – Gross Margin (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Net Revenue	348,392	340,058	2%	397,907	-12%	688,450	724,657	-5%
Gross Profit	90,268	98,147	-8%	119,135	-24%	188,415	208,025	-9%
Gross Margin	25.9%	28.9%	-300 bps	29.9%	-400 bps	27.4%	28.7%	130 bps
(-) Financial Costs	(36,833)	(27,355)	35%	(32,321)	14%	(64,188)	(59,961)	7%
Adjusted Gross Profit	127,101	125,502	1%	151,456	-16%	252,603	267,986	-6%
Adjusted Gross Margin	36.5%	36.9%	-40 bps	38.1%	-160 bps	36.7%	37.0%	-30 bps

Table 14. Gafisa Segment – Gross Margin Composition (R$000)

	SP + RJ	Other Markets	2Q15
Net Revenue	346,948	1,443	348,391
Adjusted Gross Profit	127,144	(43)	127,101
Adjusted Gross Margin	36.6%	-3.0%	36.5%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$50.4 million in the 2Q15, a decrease of 15.7% y-o-y and an increase of 17.4% q-o-q. This came as a result of a higher level of selling expenses due to the higher volume of launches compared to 1Q15 and the additional marketing effort required in the current market scenario. In the first half, these expenses totaled R$93.4 million, 16.1% below the R$111.3 million the previous year.

Selling expenses decreased 19.2% compared to 2Q14 and increased by 63.0% from 1Q15, also due to the partial recognition of expenses related to the launch held at the end of 1Q15, which were recorded in 2Q15. For the first half of the year, selling expenses decreased by 21.8% compared to the same period last year.

The segment’s general and administrative expenses reached R$27.5 million in 2Q15, a decrease of 4.9% compared to the previous quarter and 12.5% y-o-y. In 6M15, general and administrative expenses reached R$56.4 million compared to R$63.9 million in 6M14.

The reduction in the level of SG&A expenses in the Gafisa segment reflects the Company's commitment to improve operational efficiency and achieve a level of costs and expenses that are appropriate for the current status of the business cycle and business outlook.

Table 15. Gafisa Segment – SG&A Expenses (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Selling Expenses	22,976	14,092	63%	28,425	-19%	37,068	47,420	-22%
G&A Expenses	27,466	28,887	-5%	31,406	-13%	56,351	63,855	-12%
Total SG&A Expenses	50,442	42,979	17%	59,831	-16%	93,419	111,275	-16%
Launches	252,585	75,227	236%	314,733	-20%	327,812	668,667	-51%
Net Pre-Sales	242,185	179,807	35%	251,290	-4%	421,992	438,845	-4%
Net Revenue	348,392	340,058	2%	397,907	-12%	688,450	724,657	-5%

Other Operating Revenues/Expenses reached R$21.4 million in 2Q15, a decrease of 25.0% compared to the 1Q15, and a decrease of 12.2% compared to the previous year.

It is worth noting that if the impact of R$ 13.9 million recorded in 2Q14 related to the provisioning of Alphaville’s stock option plan is excluded, this item would have shown an increase of 88.5% over the same period last year, totaling R$49.9 million in 6M15.

This increase reflects the higher level of litigation expenses related to increased deliveries of older projects held in 2012, 2013 and 2014.

The Company continues to be more proactive and to mitigate risks associated with potential contingencies. Taking such approach into consideration, this line had a R$ 11.5 million impact in 2Q15.

The table below contains more details on the breakdown of this expense.

Table 16. Gafisa Segment – Other Operating Revenues/ Expenses (R$000)

	2Q15	1Q15	Q/Q(%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y(%)
Litigation expenses	(24,622)	(19,965)	23%	(10,667)	131%	(44,587)	(26,669)	67%
Expenses w/ updating the balance of the stock options program for AUSA shares	-	-	-	(13,863)	-	-	(13,863)	-
Other	3,244	(8,556)	138%	179	1.712%	(5,312)	192	-2,867%
Total	(21,378)	(28,521)	-25%	(24,351)	-12%	(49,899)	(40,340)	24%

A higher volume of deliveries over the past three years, due to the delivery of delayed projects in discontinued markets, led to an increase in the level of contingencies. The Gafisa segment has since concentrated its operations only in the metropolitan regions of São Paulo and Rio de Janeiro. This new strategic positioning, combined with improved internal processes, is expected to result in fewer future legal claims and a subsequent decrease in the amount of expenses related to contingencies.

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment totaled R$52.4 million in 2Q15, a decrease of 37.1% compared to R$83.4 million in the prior year period and down 10.1% compared to R$58.3 million recorded in 1Q15. Adjusted EBITDA for the period was R$110.7 million compared to R$138.2 million in 1H14. Y-o-Y, 2Q15 EBITDA was impacted by the following factors: (i) especially due to a decrease in revenues; (ii) slight decrease in the level of gross margin; and (iii) the addition of R$14.0 million in expenses related to contingencies, recognized as Other Revenues/Expenses. It is worth noting that adjusted EBITDA for the Gafisa segment does not include equity income from Alphaville.

The adjusted EBITDA margin, using the same criteria, declined to 15.0%, compared with a margin of 20.9% in the previous year, and 17.1% in 1Q15. In 6M15, the EBITDA margin reached 16.1% versus 19.1% the previous year.

Table 17. Gafisa Segment – Adjusted EBITDA (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Net (Loss) Profit	8,452	20,205	-58%	17,132	-51%	28,656	14,801	94%
(+) Financial Results	2,966	9,744	-70%	4,405	-33%	12,710	12,229	4%
(+) Income taxes	278	7,350	-96%	7,208	-96%	7,628	11,230	-32%
(+) Depreciation & Amortization	8,079	8,279	-2%	11,311	-29%	16,358	22,517	-27%
(+) Capitalized interests	36,833	27,355	35%	32,321	14%	64,187	59,961	7%
(+) Expense w Stock Option Plan	1,850	2,090	-11%	20,809	-91%	3,940	24,379	-84%
(+) Minority Shareholders	(848)	228	-472%	(1,441)	-41%	(620)	(1,989)	-69%
(-) Alphaville Effect Result	(5,210)	(16,960)	-69%	(8,392)	-38%	(22,170)	(4,965)	242%
Adjusted EBITDA	52,400	58,289	-10%	83,353	-37%	110,689	138,163	-16%
Net Revenue	348,392	340,058	2%	397,907	-12%	688,450	724,657	94%
Adjusted EBITDA Margin	15.0%	17.1%	-210 bps	20.9%	-590 bps	16.1%	19.1%	-230 bps

1)      EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$265.2 million in 2Q15. The consolidated margin for the quarter was 39.9%, an increase of 370 bps compared to the result posted last year.

Table 18. Gafisa Segment – Results to be recognized (REF) (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)
Revenues to be recognized	664.074	742,154	-11%	1,298,089	-49%
Costs to be recognized (units sold)	(398.884)	(448,061)	-11%	(827,728)	-52%
Results to be recognized	265.190	294,093	-10%	470,361	-44%
Backlog Margin	39,9%	39.6%	30 bps	36.2%	370 bps

TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa, Minha Vida Program.500.

Operating Results

Launches and Sales

Second quarter launches totaled R$229.4 million and included 6 projects/phases in the states of São Paulo, Rio de Janeiro, Rio Grande do Sul, Bahia and Pernambuco. The Tenda segment accounted for 47.6% of launches in the quarter. In the first six months of the year, launch volumes reached R$ 467.7 million.

During 2Q15, gross sales reached R$343.7 million and dissolutions were R$53.8 million, totaling net pre-sales of R$289.9 million, an increase of 19.1% compared to the previous quarter and an increase of 59.6% y-o-y. In 6M15, the volume of dissolutions was R$110.1 million and net pre-sales totaled R$533.5 million, 128.5% higher in comparison to 6M14.

Sales from units launched during 2Q15 accounted for 14.2% of total sales.

Table 19. Tenda Segment – Launches and Pre-sales (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Launches	229,366	238,354	-4%	99,011	132%	467,720	280,456	67%
Pre-Sales	289,946	243,537	19%	181,728	60%	533,483	233,495	129%

Sales over Supply (SoS)

In 2Q15, sales velocity (sales over supply) was 28.2%, and on a trailing 12 month basis, Tenda SoS ended 2Q15 at 48.5%.

Below is a breakdown of Tenda SoS, broken down by both legacy and New Model projects throughout 2Q15.

Table 20. SoS Gross Revenue (Ex-Dissolutions)

	2Q14	3Q14	4Q14	1Q15	2Q15
New Model	25.3%	11.8%	18.8%	30.9%	35.2%
Legacy Projects	17.7%	-2.0%	5.0%	7.0%	12.0%
Total	20.8%	4.8%	13.3%	23.3%	28.2%

Table 21. SoS Net Revenue

	2Q14	3Q14	4Q14	1Q15	2Q15
New Model	32.2%	20.3%	22.0%	32.7%	37.4%
Legacy Projects	35.8%	28.3%	17.5%	20.1%	24.3%
Total	34.3%	24.4%	20.2%	28.6%	33.4%

Dissolutions

The level of dissolutions in the Tenda segment totaled R$53.8 million in 2Q15, down 4.6% from 1Q15 and down 54.3% compared to 2Q14.

As expected, the amendment in new sales processing, established in August 2014, reduced the level of dissolutions during the period. Approximately 71% of the dissolutions in the period were related to old projects.

Table 22. PSV Dissolutions – Tenda Segment (R$ thousand and % of gross sales by model)

	2Q14	% GS	3Q14	% GS	4Q14	% GS	1Q15	% GS	2Q15	% GS
New Model	24,977	21.5%	31,640	42.1%	18,003	14.3%	12,594	4.2%	15,648	4.5%
Legacy Projects	92,637	50.6%	114,697	107.1%	48,281	71.7%	43,737	14.6%	38,115	11.1%
Total	117,614	39.3%	146,337	80.3%	66,285	34.4%	56,332	18.8%	53,763	15.6%

Table 23. Tenda Segment – Net Pre-sales by Market (R$ million)

	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15
New Model
Gross Sales	-	-	-	-	13.6	57.0	59.7	84.5	94.3	116.3	75.2	125.6	232.6	268,5
Dissolutions	-	-	-	-	-	(2.1)	(7.4)	(6.3)	(34.2)	(25.1)	(31.6)	(18.0)	(12.6)	(15,7)
Net Sales	-	-	-	-	13.6	54.9	52.3	78.2	60.2	91.2	43.5	107.6	220.0	252,8
Legacy Projects
Gross Sales	249.1	344.9	293.8	287.9	225.6	270.7	223.9	154.2	150.6	183.0	107.1	67.3	67.3	75,2
Dissolutions	(339.6)	(329.1)	(263.7)	(317.6)	(232.5)	(155.7)	(126.0)	(68.8)	(159.0)	(92.5)	(114.7)	(48.3)	(43.7)	(38,1)
Net Sales	(90.4)	15.7	30.0	(29.7)	(6.9)	115.0	97.9	85.4	(8.4)	90.6	(7.6)	19.0	23.5	37,1
Total
Dissolutions (Units)	3.157	2.984	2.202	2.509	1.700	1.172	924	491	1.270	820	948	428	367	373
Gross Sales	249.1	344.9	293.8	287.9	239.3	327.7	283.6	238.7	244.9	299.3	182.2	192.9	299.9	343,7
Dissolutions	(339.6)	(329.1)	(263.7)	(317.6)	(232.5)	(157.8)	(133.5)	(75.1)	(193.2)	(117.6)	(146.3)	(66.3)	(56.3)	(53,8)
Net Sales	(90.4)	15.7	30.0	(29.7)	6.8	169.8	150.1	163.6	51.8	181.7	35.9	126.6	243.5	289,9
Total (R$)	(90.4)	15.7	30.0	(29.7)	6.8	169.8	150.1	163.6	51.8	181.7	35.9	126.6	243.5	289,9
MCMV	(95.7)	21.5	8.0	(3.6)	36.2	142.6	119.2	122.4	57.2	151.4	39.0	116.7	217.7	260,0
Out of MCMV	6.3	(5.7)	22.1	(26.0)	(29.4)	29.2	30.9	41.2	(5.4)	30.3	(3.1)	9.9	25.8	29,9

Tenda remains focused on the completion and delivery of legacy projects and is dissolving contracts with ineligible clients, so as to sell the units to new qualified customers.

Tenda had 373 units cancelled and returned to inventory in the second quarter, and 167 units which were already in inventory were resold to qualified customers during the same period. The sale and transfer process plays an important role in the New Tenda Business Model. It is expected that within a period of up to 90 days, the effective sale and transfer process will be complete.

Tenda Segment Transfers

In the 2Q15, 2,019 units were transferred to financial institutions, representing R$254.0 million in net pre-sales.

Table 24. Tenda Segment – PSV Transferred – Tenda (R$000)

	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15
New Model	-	26,609	52,466	42,921	49,776	69,563	59,736	67,621	114,939	200,902
Legacy Projects	274,358	249,699	230,613	145,038	139,721	154,155	100,361	74,773	59,110	53,112
PSV transferred[1]	274,358	276,308	283,079	187,959	189,497	223,717	160,097	142,393	174,049	254,014

1) PSV transferred refers to the conclusion of the transfer operation. 2) PSV = Potential sales volume of the units.

Tenda Segment Delivered Projects

During 2Q15, Tenda delivered 5 projects/phases and 1,240 units, reaching a PSV of R$177.2 million, ending 6M15 with 2,927 units delivered and a PSV of R$ 393.5 million. It is worth noting that there are only two remaining construction sites from Tenda’s legacy projects, with 640 remaining units to be delivered in the next months.

Inventory

The market value of Tenda inventory was R$738.4 million at the end of the 2Q15, down 8.1% when compared to R$803.5 million at the end of 4Q14. Inventory related to the remaining units for the Tenda segment totaled R$272.9 million or 37.0% of the total, down 12.5% versus 1Q15 and 35.3% as compared to 2Q14. During the quarter, inventory comprising units within the Minha Casa Minha Vida program totaled R$596.5 million, or 80.8% of total inventory, while units outside the program totaled R$141.8 million, a decrease of 18.8% q-o-q and 30.0% y-o-y.

Table 25. Tenda Segment – Inventory at Market Value (R$000) – by Region

	Inventories FP 1Q15	Launches	Dissolutions	Pre-Sales	Price Adjustment + Others	Inventories FP 2Q15	% Q/Q
São Paulo	238,898	26,487	10,174	(104,321)	7,047	178,284	-25.4%
Rio Grande do Sul	19,805	46,400	6,814	(29,474)	(144)	43,401	119.1%
Rio de Janeiro	201,420	40,292	9,371	(81,920)	(5,431)	163,732	-18.7%
Bahia	129,260	69,660	4,297	(56,410)	2,699	149,507	15.7%
Pernambuco	52,603	46,527	1,962	(23,446)	(3,579)	74,068	40.8%
Minas Gerais	94,900	-	12,973	(38,335)	(4,820)	64,718	-31.8%
Others	66,609	-	8,171	(9,802)	(331)	64,648	-2.9%
Total Tenda	803,495	229,366	53,763	(343,709)	(4,557)	738,358	-8.1%
MCMV	628,909	229,366	26,221	(286,255)	(1,709)	596,533	-5.1%
Out of MCMV	174,586	-	27,542	(57,454)	(2,848)	141,825	-18.8%

¹ The quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period.

Table 26. Tenda Segment – Inventory at Market Value (R$000) – Construction Status

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units¹	Total 2Q15
New Model - MCMV	158,791	192,052	84,680	27,961	2,020	465,505
Legacy – MCMV	-	-	58,751	134	72,143	131,027
Legacy – Out of MCMV	-	-	-	7,397	134,428	141,825
Total Tenda	158,791	192,052	143,431	35,492	208,591	738,358

1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPC’s 18, 19 and 36.

Tenda Segment Landbank

The Tenda segment land bank, with a PSV of approximately R$4.0 billion, is comprised of 110 different projects/phases, of which 18% are located in São Paulo, 12% in Rio Grande do Sul, 29% in Rio de Janeiro, 5% in Minas Gerais, 30% in Bahia, and 6% in Pernambuco. In total these amount to more than 28,000 units.

Table 27. Tenda Segment – Landbank (R$000)

	PSV (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Tenda)	Potential Units (100%)
São Paulo	714,679	0.0%	0.0%	0.0%	4,612	4,612
Rio Grande do Sul	471,559	16.3%	0.0%	16.3%	3,340	3,340
Rio de Janeiro	1,176,586	17.4%	17.4%	0.0%	8,105	8,223
Bahia	1,199,945	11.5%	11.5%	0.0%	9,499	9,560
Pernambuco	242,818	15.5%	15.5%	0.0%	1,863	1,888
Minas Gerais	191,035	56.4%	56.4%	0.0%	1,190	1,272
Total	3,996,623	15.2%	12.4%	2.7%	28,609	28,895

Table 28. Tenda Segment – Changes in the Landbank (1Q15 x 2Q15 - R$000)

	Initial Landbank	Land Acquisition	Launches	Adjustments	Final Landbank
São Paulo	663,898	80,959	26,487	(3,690)	714,679
Rio Grande do Sul	518,399	-	46,400	(440)	471,559
Rio de Janeiro	1,136,324	81,337	40,292	(782)	1,176,586
Bahia	1,278,855	-	69,660	(9,250)	1,199,945
Pernambuco	285,985	-	46,527	3,360	242,818
Minas Gerais	191,035	-	-	-	191,035
Total	4,074,495	162,296	229,366	(10,802)	3,996,623

In 2Q15, the Company acquired 4 new land plots with potential PSV of R$162.3 million, representing an acquisition cost of R$20.2 million. The acquisition was financed by 54% cash and 46% swap agreements.

New Model Update and Turnaround

During 2015, Tenda launched projects under its New Business Model, which is based on three pillars: operational efficiency, risk management, and capital discipline.

Currently, the Company continues to operate in six macro regions: São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife, with a total of 33 projects and a launched PSV of R$1,394.9 million to date. Below is a brief description of the performance of these projects, except for projects launched at the end of 2Q15.

It is worth noting that the Tenda segment has delivered 11 projects, totaling 3,539 units and R$467.5 million in PSV, all of them attaining the performance and profitability drivers established for the New Model.

Table 29. Tenda – New Model Monitoring 2013, 2014 and 2015

	Novo Horizonte	Vila Cantuária	Itaim Paulista	Verde Vida F1	Jaraguá	Viva Mais	Campo Limpo
Launch	mar/13	mar/13	may/13	jul/13	aug/13	nov/13	dec/13
State	SP	BA	SP	BA	SP	RJ	SP
Units	580	440	240	339	260	300	300
Total PSV (R$000)	67.8	45.9	33.1	37.9	40.9	40.4	48.0
Sales	580	436	240	334	260	290	299
% Sales	100%	99%	100%	99%	100%	97%	100%
SoS Avg (Month)	14%	6%	8%	5%	12%	6%	10%
Transferred	580	435	240	321	260	206	298
% Transferred (Sales)	100%	99%	100%	95%	100%	69%	99%
Work Progress	100%	100%	100%	100%	100%	100%	100%

	Verde Vida F2	Pq. Rio Maravilha	Candeias	Pq das Flores	Palácio Imperial	Vila Florida	Rio da Prata	Recanto Abrantes	Monte Alegre	Pq. Santo André	Res. das Palmeiras	Terra Brasilis	Vila Atlântica	Reserva das Árvores
Launch	fev/14	mar/14	mar/14	apr/14	may/14	mai/14	aug/14	sep/14	oct/14	nov/14	dec/14	dec/14	dec/14	dez/14
State	BA	RJ	PE	SP	RJ	MG	RJ	BA	SP	SP	SP	BA	BA	RJ
Units	340	440	432	100	259	432	312	340	200	160	260	300	240	500
Total PSV (R$ 000)	42.4	63.8	58.8	16.4	38.6	60.4	49.6	41.7	31.0	28.8	41.6	36.8	30.6	72.8
Sales	335	412	417	96	140	336	252	295	193	150	250	153	182	229
% Sales	99%	94%	97%	96%	54%	78%	81%	87%	97%	94%	96%	51%	76%	46%
SoS Avg (Month)	5%	6%	7%	9%	4%	6%	7%	10%	13%	12%	15%	8%	13%	8%
Transferred	315	317	322	98	45	266	137	197	173	127	219	128	81	29
% Transferred (Sales)	93%	72%	75%	98%	17%	62%	44%	58%	87%	79%	84%	43%	34%	6%
Work Progress	100%	100%	68%	100%	15%	28%	88%	76%	100%	81%	49%	12%	52%	46%

	Res. das Orquídeas	Vera Cruz	Campo de Aviação 1	Jardins Itaquera	Laranjeiras	Viena F1	Vida Alegre F1	Flor de Liz	Vila Atlantica F2	Mar de Abrantes	Pq. Rio Maravilha F2	Praia da Jangada
Launch	jan/15	feb/15	feb/15	mar/15	mar/15	mar/15	abr/15	mai/15	jun/15	jun/15	jun/15	Jun/15
State	SP	RJ	PE	SP	SP	BA	RS	SP	BA	BA	RJ	PE
Units	280	220	304	200	220	440	320	180	200	360	280	352
Total PSV (R$ 000)	46.9	33.7	39.2	33.7	33.6	51.2	46.4	26.5	25.7	43.9	40.3	46.5
Sales	243	39	98	58	202	54	132	60	-	-	-	-
% Sales	87%	18%	32%	29%	92%	12%	41%	33%	-	-	-	-
SoS Avg (Month)	16%	4%	8%	8%	26%	4%	21%	17%	-	-	-	-
Transferred	215	0	49	26	129	29	54	20	-	-	-	-
% Transferred (Sales)	77%	0%	16%	13%	59%	7%	17%	11%	-	-	-	-
Work Progress	4%	2%	2%	2%	49%	2%	6%	4%	-	-	-	-

The run-off of legacy projects is on schedule and expected to be concluded in 2015, with all remaining units to be delivered within the coming months.

Financial Result

Revenues

Tenda’s net revenues in 2Q15 totaled R$243.1 million, an increase of 35.5% compared with 1Q15, demonstrating an increased volume of net sales as a result of the lower level of dissolutions in the period. As shown in the table below, revenues from new projects accounted for 73.3% of Tenda’s revenues in 2Q15, while revenues from older projects accounted for the remaining 26.7%.

Table 30. Tenda – Pre-Sales and Recognized Revenues (R$000)

		2Q15				2Q14
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2015	107,472	37.1%	24,904	10.2%	-	-	-	-
2014	144,079	49.7%	145,771	60.0%	42,641	23.5%	5,252	3.0%
2013	1,294	0.4%	7,566	3.1%	48,527	26.7%	63,510	35.9%
≤ 2012	37,101	12.8%	64,894	26.7%	90,561	49.8%	111,652	63.1%
Landbank Sale	-	0%	-	0%	-	-	(3,491)	-2.0%
Total	289,946	100%	243,137	100%	181,728	100.0%	176,923	100.0%
Legacy	37,101	12.8%	64,894	26.7%	90,561	49.8%	108,161	61.1%
New Model	252,845	87.2%	178,242	73.3%	91,167	50.2%	68,762	38.9%

Gross Profit & Margin

Gross profit in 2Q15 totaled R$68.3 million, compared to R$51.1 million in 1Q15, and R$45.8 million in the 2Q14. Gross margin for the quarter reached 28.1%, compared to 28.5% in 1Q15 and 25.9% in 2Q14. The year-over-year improvement in gross margin is due to the increased participation of projects launched under the New Business Model, which are more profitable. Both the reduction in volume of older projects, with only two projects still under development (to be delivered in the coming months), and the increase in the number of projects launched under the New Model, contributed to the improved results.

Tenda’s adjusted gross margin ended 2Q15 at 30.1%, in line with the 30.0% recorded in 1Q15, and the 30.4% in 2Q14. During 6M15, Tenda’s adjusted gross margin was 30.1%, above 24.5% in 6M14.

The table below shows Tenda’s gross margin breakdown in 2Q15. It is worth noting that the gross margin for the first projects under Tenda’s New Business Model also benefits from the use of older land bank, resulting in increased profitability.

Table 31. Tenda – Gross Margin (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y(%)
Net Revenue	243,137	179,443	35%	176,923	37%	422,580	282,874	49%
Gross Profit	68,275	51,053	34%	45,769	49%	119,328	54,227	120%
Gross Margin	28.1%	28.5%	-40 bps	25.9%	220 bps	28.2%	19.2%	900 bps
(-) Financial Costs	(5,010)	(2,747)	82%	(8,036)	-38%	(7,757)	(15,141)	-49%
Adjusted Gross Profit	73,285	53,800	36%	53,805	36%	127,085	69,368	83%
Adjusted Gross Margin	30.1%	30.0%	10 bps	30.4%	-30 bps	30.1%	24.5%	560 bps

Selling, General and Administrative Expenses (SG&A)

During 2Q15, selling, general and administrative expenses totaled R$39.3 million, a 41.2% decrease compared to R$27.8 million in 1Q15, and stable y-o-y. In 6M15, SG&A totaled R$67.1 million, a 4.8% reduction from 6Q14

Selling expenses totaled R$17.7 million in 2Q15, a 20.4% increase y-o-y and a 35.6% increase q-o-q, due to the ongoing expansion in launch volume and gross sales of the Tenda segment. In 6M15, selling expenses increased 16.0% year-over-year to R$ 30.7 million.

In regards to G&A expenses, there was a reduction of 13.6% y-o-y and an increase of 46.1% q-o-q. This was mainly driven by the reversal of the residual balance of the Profit Sharing provision of R$5.6 million, which was accrued during 2014 and reversed in 1Q15. YTD, general and administrative expenses totaled R$36.4 million, 17.3% below the R$ 44.0 million recorded in 6M14.

Another step taken by the Tenda segment to improve its operational and financial cycle is a reduction in the cost structure to a level more compatible with the current stage of the Company’s business model, in order to achieve better profitability.

Table 32. Tenda – SG&A Expenses (R$000)

	2Q15	1Q15	Q/Q(%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y(%)
Selling Expenses	17,659	13,021	36%	14,668	20%	30,680	26,455	16%
General & Admin Expenses	21,604	14,783	46%	25,012	-14%	36,387	43,982	-17%
Total SG&A Expenses	39,263	27,804	41%	39,680	-1%	67,067	70,437	-5%
Launches	229,366	238,354	-4%	99,011	132%	467,720	280,456	67%
Net Pre-Sales	289,946	243,537	19%	181,728	60%	533,483	233,495	128%
Net Revenue	243,137	179,443	35%	176,923	37%	422,580	282,874	49%

Other Operating Revenues/ Expenses totaled R$11.7 million, a decrease of 22.0% compared to the 2Q14 and an increase of 131.9% compared to 1Q15, mainly due to the write-off of assets related to the revision work of Tenda’s legal deposits. The table below contains details on the breakdown of this expense.

Table 33. Tenda Segment – Other Revenues/Operating Expenses (R$000)

	2Q15	1Q15	Q/Q(%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y(%)
Litigation Expenses	(4,796)	(6,105)	-21%	(14,981)	-68%	(10,901)	(25,127)	-57%
Other	(6,877)	1,071	-742%	13	-53,000%	(5,806)	156	-3,822%
Total	(11,673)	(5,034)	132%	(14,968)	-22%	(16,707)	(24,971)	-33%

Over the past two years, the strong volume of deliveries related to delayed projects resulted in increased contingencies in the Tenda segment. The Company expects to see a reduction in the volume of such expenses over the coming years based on the delivery of the final legacy projects over the coming months and the increased contribution of New Model projects demonstrating strong operational performance.

Adjusted EBITDA

Adjusted EBITDA was positive R$15.2 million in 2Q15, compared to negative R$1.9 million last year and positive R$21.1 million in 1Q15, impacted by higher selling, general and administrative expenses, and also by an increase in other operating expenses q-o-q, due to non-recurring adjustments. In the first half, adjusted EBITDA was positive R$36.3 million against a negative result of R$26.8 million in the previous year.

The increasing participation of projects under the New Model in Tenda’s revenue mix, due to the conclusion of old projects and increase in launches since 2013, has resulted in improved gross margins in recent quarters. Combined with the better performance of and efficiencies in Tenda’s cost structure, this resulted in a significant increase in EBITDA in the Tenda segment during the period.

Adjusted EBITDA margin reached 6.3% in 2Q15 and 8.6% in 1H15.

Table 34. Tenda – Adjusted EBITDA (R$000)

	2Q15	1Q15	Q/Q(%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y(%)
Net (Loss) Profit	20,035	11,446	75%	(17,983)	211%	31,481	(55,443)	157%
(+) Financial Results	(5,651)	(1,528)	270%	(1,333)	324%	(7,179)	(1,243)	478%
(+) Income taxes	(6,032)	4,810	-225%	4,464	-235%	(1,222)	7,039	-117%
(+) Depreciation & Amortization	3,482	3,390	3%	4,666	-25%	6,872	7.482	-8%
(+) Capitalized interests	5,010	2,747	82%	8,036	-38%	7,757	15,141	-49%
(+) Expenses with Stock Option Plan	533	527	1%	6	8,783%	1,061	25	4,144%
(+) Minority Shareholders	(2,156)	(278)	676%	237	-1,010%	(2,434)	179	-1,460%
Adjusted EBITDA	15,221	21,114	-28%	(1,907)	898%	36,335	(26,820)	235%
Net Revenue	243,137	179,443	35%	176,923	37%	422,580	282,874	49%
Adjusted EBITDA Margin	6.3%	11.8%	-550 bps	-1.1%	740 bps	8.6%	-9.5%	1,810 bps

11) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Tenda does not hold equity interest in Alphaville. In 4Q13, the result of the sale of the participation in Alphaville, which was allocated to Tenda, was excluded.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$99.0 million in 2Q15. The consolidated margin for the quarter was 41.7%.

Table 35. Results to be recognized (REF) (R$000)

	2Q15	1Q15	Q/Q(%)	2Q14	Y/Y (%)
Revenues to be recognized	237.309	188.447	26%	207.912	14%
Costs to be recognized (units sold)	(138.261)	(114.973)	20%	(146.349)	-6%
Results to be Recognized	99.048	73.474	35%	61.563	61%
Backlog Margin	41,7%	39,0%	270 bps	29,6%	1.210 bps

Balance Sheet and Consolidated Financial Results

Cash and Cash Equivalents

On June 30, 2015, cash and cash equivalents, and securities, totaled R$876.8 billion.

Accounts Receivable

At the end of the 2Q15, total consolidated accounts receivable decreased 20.7% y-o-y to R$2.8 billion, and remained stable compared to 1Q15. The Gafisa and Tenda segments have approximately R$524.5 million in accounts receivable from finished units, out of which R$226.7 million is currently being transferred to financial institutions.

Table 36. Total Receivables (R$000)

	2Q15	1Q15	Q/Q(%)	2Q14	Y/Y(%)
Receivables from developments (off balance sheet)	935,530	965,855	-3%	1,563,052	-40%
Receivables from PoC – ST (on balance sheet)	1,464,279	1,476,007	-1%	1,709,718	-14%
Receivables from PoC – LT (on balance sheet)	450,243	417,746	8%	322,356	40%
Total	2,850,052	2,859,608	0%	3,595,126	-21%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

The Company’s operating cash generation reached R$13.1 million in 2Q15. The Gafisa segment contributed cash generation of R$7.4 million, considering the impact of the bonus payment and profit sharing from the prior year, which is always verified during the second half of the year. It was also impacted by slightly lower transfer volumes compared to the prior quarter, resulting from the delivery of more corporate projects in this semester. The volume of transferring/receiving process of units sold to financing agents reached R$169.8 million during the period, and R$367.8 million YTD. The Tenda segment generated R$5.7 million in cash, with R$180.7 million transferred in 2Q15 and R$285.0 million in 6M15. In 1H15, the Company generated operating cash of R$19.4 million.

While consolidated operating cash generation reached R$13.1 million, the Company ended 2Q15 with operating cash consumption of R$28.1 million, and consumption of R$97.8 million in 1H15. It is worth highlighting that this result does not include the R$22.1 million used in the share buyback program during the quarter.

Table 37. Cash Generation (R$000)

	4Q14*	1Q15	2Q15
Availabilities	1,157,254	1,116,169	876,813
Change in Availabilities(1)		(41,085)	(239,356)
Total Debt + Investor Obligations	2,597,554	2,651,383	2,440,095
Change in Total Debt + Inventor Obligations (2)		53,829	(211,288)
Other Investments	426,509	208,740	208,740
Change in Other Investments (3)		25,162	-
Cash Generation in the period (1) - (2) + (3)		(69,753)	(28,068)
Cash Generation Final		(69,753)	(97,821)

*The 4Q14 data refers only to the final balance of the period in order to help in the reconciliation of the balance changes in 2015.

Liquidity

At the end of June 2015, the Company’s Net Debt/Equity ratio reached 50.4%, stable compared to 50.0% in the previous quarter. Excluding project finance, the Net Debt/Equity ratio was negative 11.7%.

The Company's consolidated gross debt reached R$2.4 billion at the end of 2Q15, a decrease of 7.8% compared to 1Q15 and 9.0% y-o-y. In the 2Q15, the Company amortized R$411.3 million in debt, of which R$269.5 million was project finance and R$141.8 million was corporate debt. However, around R$122.7 million was released, allowing for a net amortization of R$284.5 million. For the 6M15, approximately 55.5% of gross debt with maturity scheduled for 2015 was amortized. During the first half, new releases of R$275.8 million were held, of which R$220.8 million comprised project debt and R$55 million corporate debt, thus allowing for a net amortization in the first six months of R$ 313.0 million.

Table 38. Debt and Investor Obligations (R$000)

	2Q15	1Q15	Q/Q(%)	2Q14	Y/Y(%)
Debentures – FGTS (A)	784,992	914,209	-14%	925,850	-15%
Debentures – Working Capital (B)	360,025	356,359	1%	310,052	16%
Project Financing SFH – (C)	1,142,459	1,103,283	4%	1,012,618	13%
Working Capital (D)	145,324	264,102	-45%	424,669	-66%
Total (A)+(B)+(C)+(D) = (E)	2,432,800	2,637,953	-8%	2,673,189	-9%
Investor Obligations (F)	7,296	13,430	-46%	14,662	-50%
Total Debt (E)+(F) = (G)	2,440,096	2,651,383	-8%	2,687,851	-9%
Cash and Availabilities (H)	876,813	1,116,168	-21%	1,279,568	-31%
Net Debt (G)-(H) = (I)	1,563,283	1,535,215	2%	1,408,283	11%
Equity + Minority Shareholders (J)	3,099,492	3,070,891	1%	3,138,131	-1%
(Net Debt) / (Equity) (I)/(J) = (K)	50.4%	50.0%	40 bps	44.9%	550 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	-11.7%	-15.7%	-400 bps	-16.9%	-520 bps

The Company ended the second quarter of 2015 with R$1.1 billion in total debt due in the short term. It should be noted, however, that 72.5% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 13.49% p.y., or 99.38% of the CDI.

Table 39. Debt Maturity (R$000)

(R$ 000)	Average Cost (p.y.)	Total	Until Jun/16	Until Jun/17	Until Jun/18	Until Jun/19	After Jun/19
Debentures - FGTS (A)	TR + 9.08% - 9.8247%	784,992	310,659	324,555	149,778	-	-
Debentures – Working Capital (B)	CDI + 1.90% - 1.95% / IPCA + 7.96% - 8.22%	360,025	165,769	26,694	64,402	83,886	19,274
Project Financing SFH (C)	TR + 8.30% - 11.00% / 117.0% CDI / 12.87%	1,142,459	465,997	520,337	117,590	36,542	1,993
Working Capital (D)	CDI + 2.20% / 117.9% CDI	145,324	124,326	20,998	-	-	-
Total (A)+(B)+(C)+(D) = (E)		2,432,800	1,066,751	892,584	331,770	120,428	21,267
Investor Obligations (F)	CDI + 0.59%	7,296	5,016	2,280	-	-	-
Total Debt (E)+(F) = (G)		2,440,096	1,071,767	894,864	331,770	120,428	21,267
% Total Maturity per period		-	43.9%	36.7%	13.6%	4.9%	0.9%
Volume of maturity of Project finance as % of total debt ((A)+ (C))/ (G)		-	72.5%	94.4%	80.6%	30.3%	9.4%
Volume of maturity of Corporate debt as % of total debt ((B)+(D) + (F))/ (G)		-	27.5%	5.6%	19.4%	69.7%	90.6%
Ratio Corporate Debt / Mortgages		21.0% / 79.0%	-	-	-	-	-

Financial Result

Revenue

On a consolidated basis, net revenue in the 2Q15 totaled R$591.5 million, up 13.9% over the 1Q15 and up 2.9% from 2Q14. In the quarter, the Gafisa segment represented 58.9% of consolidated revenues, while Tenda accounted for the remaining 41.1%. In 6M15, consolidated net revenue reached R$1.1 billion, in line with previous year.

Gross Profit & Margin

Gross profit in 2Q15 was R$158.5 million, compared to R$149.2 million in 1Q15, and R$164.9 million in the prior year quarter. Gross margin for the quarter reached 26.8%, a decline when compared to prior periods.

Adjusted gross profit reached R$200.4 million, with a margin of 33.9%, compared to 34.5% in the 1Q15 and 35.7% in the previous year. Supported by stable results in the Gafisa segment, and the higher volume and consolidation of Tenda’s New Business Model operations, the Company has been able to maintain its adjusted gross margin at a healthy level throughout the past few quarters.

The gross margin has improved during the last two years as Gafisa and Tenda legacy projects have been concluded, reducing their impact on the Company’s results. At the same time, the contribution of more profitable projects launched in core markets and under the Tenda segment’s New Model has increased during recent quarters.

Table 40. Gafisa Group – Gross Margin (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Net Revenue	591,529	519,501	14%	574,830	3%	1,111,030	1,007,531	10%
Gross Profit	158,543	149,200	6%	164,904	-4%	307,743	262,252	17%
Gross Margin	26.8%	28.7%	-190 bps	28.7%	-190 bps	27.7%	26.0%	170 bps
(-) Financial Costs	(41,843)	(30,102)	39%	(40,357)	4%	(71,945)	(75,102)	-4%
Adjusted Gross Profit	200,386	179,302	12%	205,261	-2%	379,688	337,354	12%
Adjusted Gross Margin	33.9%	34.5%	-60 bps	35.7%	-180 bps	34.2%	33.5%	70 bps

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$89.7 million in 2Q15, up 26.7% q-o-q, due to the higher volume of launches and gross sales in the period, resulting in higher marketing expenses. Compared to the 2Q14, there was a 9.9% reduction. In the 6M15, selling, general and administrative expenses totaled R$160.5 million, 11.7% lower than 1H14.

Table 41. Gafisa Group – SG&A Expenses (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Selling Expenses	40,635	27,113	50%	43,093	-6%	67,748	73,875	-8%
General and Admin Expenses	49,070	43,670	12%	56,418	-13%	92,738	107,837	-14%
Total SG&A Expenses	89,705	70,783	27%	99,511	-10%	160,486	181,712	-12%
Launches	481,951	313,581	54%	413,744	16%	795,532	949,123	-16%
Net Pre-Sales	532,131	423,344	26%	433,018	23%	955,475	672,341	42%
Net Revenue	591,529	519,501	14%	574,830	3%	1,111,030	1,007,531	10%

Given the substantial decrease in the volume of legacy projects and current market conditions, the Company is seeking to streamline its cost and expense structure and SG&A. In the coming quarters, the Company is looking to improve productivity and increase the efficiency and assertiveness of its operations.

The Other Operating Revenues/ Expenses line totaled an expense of R$33.1 million, down 1.5% compared to the 1Q15, and up 15.9% compared to the previous year. In 6M15, this line reached R$66.6 million.

The table below contains more details on the breakdown of this expense.

Table 42. Gafisa Group – Other Operating Revenues/ Expenses (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Litigation expenses	(29,418)	(26,070)	13%	(25,648)	15%	(55,488)	(51,796)	7%
Expenses w/ upgrading the balance of the stock options program for AUSA shares	-	-	-	(13,863)	-	-	(13,863)	-
Other	(3,633)	(7,485)	-51%	192	-1,992%	(11,118)	348	-3,295%
Total	(33,051)	(33,555)	-2%	(39,319)	-16%	(66,606)	(65,311)	2%

Consolidated Adjusted EBITDA

Consolidated adjusted EBITDA, including Alphaville equity income, totaled R$72.8 million in 2Q15, down from R$96.4 million in 1Q15 and R$89.8 million in the prior-year period. Consolidated adjusted EBITDA margin using the same criteria was 12.3%, compared with a 15.6% margin reported in the previous year and 18.6% reported in 1Q15. In 6M15, consolidated EBITDA reached R$169.2 million, with a 15.2% margin.

Table 43. Gafisa Group – Consolidated Adjusted EBITDA (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Net (Loss) Profit	28,487	31,651	-10%	(851)	3,447%	60,137	(40,642)	248%
(+) Financial Results	(2,685)	8,216	-133%	3,072	-187%	5,531	10,986	-50%
(+) Income taxes	(5,754)	12,160	-147%	11,672	-149%	6,406	18,269	-65%
(+) Depreciation & Amortization	11,561	11,669	-1%	15,977	-28%	23,230	29,999	-23%
(+) Capitalized interests	41,843	30,102	39%	40,357	4%	71,945	75,102	-4%
(+) Expenses with Stock Option Plan	2,383	2,617	-9%	20,815	-89%	5,001	24,404	-80%
(+) Minority Shareholders	(3,004)	(50)	-5,908%	(1,204)	-150%	(3,055)	(1,810)	-69%
Adjusted EBITDA	72,831	96,363	-24%	89,838	-19%	169,194	116,308	45%
Net Revenue	591,529	519,501	14%	574,830	3%	1,111,030	1,007,531	10%
Adjusted EBITDA Margin	12.3%	18.6%	-630 bps	15.6%	-330 bps	15.2%	11.5%	370 bps

1) EBITDA adjusted by expenses associated with stock option plans. as this is a non-cash expense.

2) Consolidated EBITDA considers the equity income from Alphaville.

Depreciation and Amortization

Depreciation and amortization in the 2Q15 reached R$11.6 million, stable compared to 1Q15 and down 27.6% compared to R$16.0 million recorded in 2Q14, due to the lower expense from the depreciation of sales booths, used by developers to market projects, in the period. In 1H15, this line totaled R$23.2 million compared to R$30.0 million reported in the previous year.

Financial Results

Net financial result was positive R$2.7 million in the 2Q15, higher than a negative result of R$3.1 million in 1Q15. Financial revenues totaled R$44.3 million, a 16.6% y-o-y increase due to the higher annual interest rate registered in the period. Financial expenses reached R$41.6 million, compared to R$41.0 million in 2Q14, impacted by the decrease in the level of gross indebtness in the period. YTD, the net financial result was negative
R$ 5.5 million, compared to a net loss of R$ 11.0 million in the same period last year.

Taxes

Income taxes, social contribution and deferred taxes for 2Q15 amounted to a credit of R$5.8 million, due to the constitution of deferred income tax in the amount of R$8.9 million in a subsidiary. In the first half, income tax and social contribution totaled R$6.4 million.

Net Income

Gafisa Group ended the 2Q15 with a net profit of R$28.5 million. Excluding the equity income from AUSA, the Company recorded net income of R$23.3 million in the quarter, compared to a net loss of R$9.2 million recorded in 2Q14 and R$14.7 million in 1Q15. In 6M15, net income was positive R$ 60.1 million, including Alphaville’s equity income, compared to a net loss of R$ 40.6 million in the same period last year.

Table 44. Consolidated – Net Income (R$000)

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Net Revenue	591,529	519,501	14%	574,830	3%	1,111,030	1,007,531	10%
Gross Profit	158,543	149,200	6%	164,904	-4%	307,743	262,252	17%
Gross Margin	26.8%	28.7%	-190 bps	28.7%	-190 bps	27.7%	26.0%	170 bps
Adjusted Gross Profit[1]	200,386	179,302	12%	205,261	-2%	379,688	337,354	13%
Adjusted Gross Margin[1]	33.9%	34.5%	-60 bps	35.7%	-180 bps	34.2%	33.5%	70 bps
Adjusted EBITDA[2]	72,831	96,363	-24%	89,838	-19%	169,194	116,308	45%
Adjusted EBITDA Margin	12.3%	18.6%	-630 bps	15.6%	-330 bps	15.2%	11.5%	370 bps
Net Income (ex- the sale of AUSA)	28,487	31,651	-10%	(851)	-3.447%	60,137	(40,642)	248%
( - ) Alphaville Equity Income	(5,210)	(16,960)	-69%	(8,392)	-38%	(22,170)	(4,965)	347%
Net Income (ex- AUSA Sale and Equity Income)	23,277	14,691	58%	(9,243)	352%	37,967	(45,607)	183%

1) Adjusted by capitalized interests.

2) EBITDA adjusted by expenses associated with stock option plans. as this is a non-cash expense.

3) Consolidated EBITDA includes the impact of Alphaville equity income.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$364.2 million in the 2Q15. The consolidated margin for the quarter was 40.4%.

Table 45. Gafisa Group – Results to be recognized (REF) (R$000)

	2Q15	1Q15	Q/Q(%)	2Q14	Y/Y(%)
Revenues to be recognized	901,383	930,601	-3%	1,506,001	-40%
Costs to be recognized (units sold)	(537,145)	(563,034)	-5%	(974,077)	-45%
Results to be Recognized	364,238	367,567	-1%	531,924	-32%
Backlog Margin	40.4%	39.5%	90 bps	35.3%	510 bps

Alphaville net revenues reached R$ 507 million in 6M15

São Paulo, August 7th, 2015 – Alphaville Urbanismo SA releases its results for the 2nd quarter of the year (2Q and 6M).

Financial Results

In the second quarter of 2015, net revenues were R$ 267 million, 22.1% above the same period of 2014 and 11.6% higher than 1Q15. Net income was R$ 17 million, 33.2% lower than 2Q14 and 50.7% lower than the previous quarter.

	2Q15	2Q14		1Q15
		R$	∆	R$	∆
Net Revenue	267	219	22.1%	240	11.6%
Net Income	17	26	-33.2%	35	-50.7%
Margin	6%	12%		15%

In the first six months of the year, net revenues totaled R$ 507 million, 36.7% higher than 6M14. Net profit in the quarter was R$ 53 million, representing an increase 209.4% million considering 2Q14.

	6M15	6M14
		R$	∆
Net Revenue	507	371	36.7%
Net Income	53	17	209.4%
Margin	10%	5%

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164

Financial Statements Gafisa Segment

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Net Revenue	348,392	340,058	2%	397,907	-12%	688,450	724,657	-5%
Operating Costs	(258,124)	(241,911)	7%	(278,772)	-7%	(500,035)	(516,632)	-3%
Gross Profit	90,268	98,147	-8%	119,135	-24%	188,415	208,025	-9%
Gross Margin	25.9%	28.9%	-300 bps	29.9%	-400 bps	27.4%	28.7%	-130 bps
Operating Expenses	(79,420)	(60,622)	63%	(91,831)	-14%	(140,040)	(171,752)	-18%
Selling Expenses	(22,976)	(14,092)	63%	(28,425)	-19%	(37,068)	(47,420)	-22%
General and Administrative Expenses	(27,466)	(28,885)	-5%	(31,406)	-13%	(56,351)	(63,855)	-12%
Other Operating Revenues/Expenses	(21,378)	(28,521)	-25%	(24,351)	-12%	(49,899)	(40,340)	24%
Depreciation and Amortization	(8,079)	(8,279)	-2%	(11,311)	-29%	(16,358)	(22,517)	-27%
Equity income	479	19,157	-97%	3,662	-87%	19,636	2,380	725%
Operational Result	10,848	37,527	-71%	27,304	-60%	48,375	36,273	33%
Financial Income	19,978	19,277	4%	24,160	-17%	39,255	55,320	-29%
Financial Expenses	(22,944)	(29,021)	-21%	(28,565)	-20%	(51,965)	(67,549)	-23%
Net Income Before Taxes on Income	7,882	27,783	-72%	22,899	-66%	35,665	24,044	48%
Deferred Taxes	(1,028)	(2,012)	256%	(91)	7762%	(3,866)	(383)	909%
Income Tax and Social Contribution	750	(5,338)	-229%	(7,117)	-197%	(3,762)	(10,847)	-65%
Net Income After Taxes on Income	7,604	20,433	-63%	15,691	-52%	28,037	12,814	119%
Minority Shareholders	(848)	228	-472%	(1,441)	-41%	(619)	(1,989)	-69%
Net Income	8,452	20,205	-58%	17,132	-51%	28,656	14,803	94%

Financial Statements Tenda Segment

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Net Revenue	243,137	179,443	35%	176,923	37%	422,580	282,874	49%
Operating Costs	(174,862)	(128,390)	36%	(131,154)	33%	(303,252)	(228,647)	33%
Gross Profit	68,275	51,053	34%	45,769	49%	119,328	54,227	120%
Gross Margin	28.1%	28.5%	-40 bps	25.9%	220 bps	28.2%	19.2%	900 bps
Operating Expenses	(62,079)	(36,603)	70%	(60,384)	3%	(98,682)	(103,695)	-5%
Selling Expenses	(17,659)	(13,021)	36%	(14,668)	20%	(30,680)	(26,455)	16%
General and Administrative Expenses	(21,604)	(14,783)	46%	(25,012)	-14%	(36,387)	(43,982)	-17%
Other Operating Revenues/Expenses	(11,673)	(5,034)	132%	(14,968)	-22%	(16,707)	(24,971)	-33%
Depreciation and Amortization	(3,482)	(3,390)	3%	(4,666)	-25%	(6,872)	(7,482)	-8%
Equity income	(7,661)	(375)	1943%	(1,070)	616%	(8,036)	(805)	898%
Operational Result	6,196	14,450	-57%	(14,615)	-142%	20,646	(49,468)	-142%
Financial Income	24,292	13,335	82%	13,805	76%	37,627	26,841	40%
Financial Expenses	(18,641)	(11,807)	58%	(12,472)	49%	(30,448)	(25,598)	19%
Net Income Before Taxes on Income	11,847	15,978	-26%	(13,282)	-189%	27,825	(48,225)	-158%
Deferred Taxes	7,154	(3,288)	-318%	(1,771)	-504%	3,866	(1,012)	-482%
Income Tax and Social Contribution	(1,122)	(1,522)	-26%	(2,693)	-58%	(2,644)	(6,027)	-56%
Net Income After Taxes on Income	17,879	11,168	60%	(17,746)	-201%	29,047	(55,264)	-153%
Minority Shareholders	(2,156)	(278)	676%	237	-1.010%	(2,434)	179	1.460%
Net Income	20,035	11,446	75%	(17,983)	-211%	31,481	(55,443)	-157%

Consolidated Financial Statements

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)	6M15	6M14	Y/Y (%)
Net Revenue	591,529	519,501	14%	574,830	3%	1,111,030	1,007,531	10%
Operating Costs	(432,986)	(370,301)	17%	(409,926)	6%	(803,287)	(745,279)	8%
Gross Profit	158,543	149,200	6%	164,904	-4%	307,743	262,252	17%
Gross Margin	26.8%	28.7%	-190 bps	28.7%	-190 bps	27.7%	26.0%	170 bps
Operating Expenses	(141,499)	(97,225)	46%	(152,215)	-7%	(238,722)	(275,447)	-13%
Selling Expenses	(40,635)	(27,113)	50%	(43,093)	-6%	(67,748)	(73,875)	-8%
General and Administrative Expenses	(49,070)	(43,668)	12%	(56,418)	-13%	(92,738)	(107,837)	-14%
Other Operating Revenues/Expenses	(33,051)	(33,555)	-2%	(39,319)	-16%	(66,606)	(65,311)	2%
Depreciation and Amortization	(11,561)	(11,669)	-1%	(15,977)	-28%	(23,230)	(29,999)	-23%
Equity pickup	(7,182)	18,782	-138%	2,592	-377%	11,600	1,575	637%
Operational Result	17,044	51,977	-67%	12,689	34%	69,021	(13,195)	-623%
Financial Income	44,270	32,612	36%	37,965	17%	76,882	82,161	-6%
Financial Expenses	(41,585)	(40,828)	2%	(41,037)	1%	(82,413)	(93,147)	-12%
Net Income Before Taxes on Income	19,729	43,761	-55%	9,617	105%	63,490	(24,181)	-363%
Deferred Taxes	6,126	(5,300)	-100%	(1,862)	-100%	826	(1,395)	-100%
Income Tax and Social Contribution	(372)	(6,860)	-184%	(9,810)	-159%	(7,232)	(16,874)	-62%
Net Income After Taxes on Income	25,483	31,601	-19%	(2,055)	-1,340%	57,084	(42,450)	-234%
Minority Shareholders	(3,004)	(50)	5,908%	(1,204)	150%	(3,053)	(1,810)	69%
Net Result	28,487	31,651	-10%	(851)	-3,447%	60,137	(40,640)	-248%

Balance Sheet Gafisa Segment

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)
Current Assets
Cash and cash equivalents	541,684	680,412	-20%	661,449	-18%
Receivables from clients	1,030,823	1,074,721	-4%	1,285,496	-20%
Properties for sale	1,133,046	1,225,675	-8%	1,050,259	8%
Other accounts receivable	225,848	199,545	13%	256,083	-12%
Deferred selling expenses	4,406	8,584	-49%	19,024	0%
Land for sale	6,074	6,074	0%	7,747	-22%
	2,941,881	3,195,011	-8%	3,280,058	-10%

Long-term Assets
Receivables from clients	410,855	384,928	7%	298,596	38%
Properties for sale	715,740	572,410	25%	467,708	53%
Other	171,972	163,184	5%	221,212	-22%
	1,298,567	1,120,522	16%	987,516	31%
Intangible	60,195	59,949	0%	63,149	-5%
Investments	1,963,775	1,947,616	1%	1,989,855	-1%

Total Assets	6,264,418	6,323,098	-1%	6,320,578	-1%

Current Liabilities
Loans and financing	582,668	537,032	8%	548,548	6%
Debentures	268,943	329,876	-18%	254,466	6%
Obligations for purchase of land and clients	228,010	274,886	-1%	293,195	-7%
Materials and service suppliers	76,943	81,459	-6%	55,888	38%
Taxes and contributions	60,640	65,117	-7%	59,857	1%
Investor Obligations	5,016	8,717	-42%	7,517	-33%
Other	433,116	395,181	10%	364,314	19%
	1,655,336	1,692,268	0%	1,583,785	7%

Long-term Liabilities
Loans and financings	668,119	796,607	-16%	756,049	-12%
Debentures	568,589	541,712	5%	582,508	-2%
Obligations for purchase of land and clients	117,839	61,234	21%	66,983	11%
Deferred taxes	28,589	27,560	4%	44,667	-36%
Provision for contingencies	75,190	75,190	0%	67,745	11%
Investor Obligations	4,713	4,713	0%	7,145	-34%
Other	45,109	53,911	-16%	74,555	-39%
	1,508,148	1,560,927	-6%	1,599,652	-8%

Shareholders' Equity
Shareholders' Equity	3,097,879	3,066,949	1%	3,116,181	-1%
Minority Shareholders	3,055	2,954	3%	20,960	-85%
	3,100,934	3,069,903	1%	3,137,141	-1%
Total Liabilities and Shareholders' Equity	6,264,418	6,323,098	-1%	6,320,578	-1%

Balance Sheet Tenda Segment

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)
Current Assets
Cash and cash equivalents	335,129	435,756	-23%	618,118	-46%
Receivables from clients	433,456	401,285	8%	424,221	2%
Properties for sale	487,252	563,291	-13%	527,646	-8%
Other accounts receivable	132,872	117,337	13%	131,917	1%
Land for sale	117,452	107,415	9%	98,564	19%
	1,506,161	1,625,084	-7%	1,800,466	-16%

Long-term Assets
Receivables from clients	39,388	32,818	20%	23,760	66%
Properties for sale	179,759	196,378	-8%	110,772	62%
Other	64,441	72,751	-11%	86,016	-25%
	283,588	301,947	-6%	220,549	29%
Intangible	38,018	33,935	12%	39,429	-4%
Investments	155,891	188,315	-17%	193,544	-19%

Total Assets	1,983,658	2,149,281	-8%	2,253,987	-12%

Current Liabilities
Loans and financing	7,655	9,084	-16%	74,395	-90%
Debentures	207,485	198,979	4%	98,928	110%
Obligations for purchase of land and clients	158,181	223,977	-29%	71,442	121%
Materials and service suppliers	32,074	20,932	53%	20,732	55%
Taxes and contributions	73,227	71,763	2%	90,748	-19%
Other	94,995	168,783	-44%	317,403	-70%
	573,617	693,518	-17%	673,648	-15%

Long-term Liabilities
Loans and financings	29,341	24,663	19%	58,295	-50%
Debentures	100,000	200,000	-50%	300,000	-67%
Obligations for purchase of land and clients	57,809	14,824	290%	3,175	1,721%
Deferred taxes	4,493	11,603	-61%	10,643	-58%
Provision for contingencies	57,707	68,154	-15%	65,783	-12%
Other	35,695	29,935	19%	67,853	-47%
	285,045	349,179	-18%	505,749	-44%

Shareholders' Equity
Shareholders' Equity	1,091,018	1,070,450	2%	1,049,799	4%
Minority Shareholders	33,978	36,134	-6%	24,791	37%
	1,124,996	1,106,584	2%	1,074,590	5%
Total Liabilities and Shareholders' Equity	1,983,658	2,149,281	-8%	2,253,987	-12%

Consolidated Balance Sheets

	2Q15	1Q15	Q/Q (%)	2Q14	Y/Y (%)
Current Assets
Cash and cash equivalents	876,813	1,116,168	-21%	1,279,568	-31%
Receivables from clients	1,464,279	1,476,007	-1%	1,709,718	-14%
Properties for sale	1,620,297	1,788,967	-9%	1,684,216	3%
Other accounts receivable	322,469	295,846	9%	217,263	48%
Prepaid expenses and others	10,293	15,322	-33%	26,223	-61%
Land for sale	123,526	113,489	9%	-	16%
	4,417,677	4,805,799	-8%	4,916,988	-10%

Long-term Assets
Receivables from clients	450,243	417,746	8%	322,356	40%
Properties for sale	895,500	768,789	16%	578,480	55%
Other	221,448	220,969	0%	292,260	-24%
	1,567,191	1,407,504	11%	1,193,096	31%
Intangible	123,689	119,360	4%	145,657	-15%
Investments	963,989	1,001,235	-4%	1,032,662	-7%

Total Assets	7,072,546	7,333,898	-4%	7,288,403	-3%

Current Liabilities
Loans and financing	590,323	546,115	8%	622,942	-5%
Debentures	476,428	528,856	-10%	353,394	35%
Obligations for purchase of land and clients	386,192	498,857	-14%	364,637	18%
Materials and service suppliers	109,017	102,391	6%	76,619	42%
Taxes and contributions	107,483	110,933	-3%	117,728	-9%
Investor Obligations	5,016	8,717	-42%	7,517	-33%
Other	524,128	575,615	-9%	551,057	-5%
	2,198,587	2,371,484	-5%	2,093,894	7%

Long-term Liabilities
Loans and financings	697,460	821,270	-15%	814,345	-14%
Debentures	668,589	741,712	-10%	882,508	-24%
Obligations for purchase of land and clients	175,649	76,059	73%	70,158	88%
Deferred taxes	33,081	39,164	-16%	55,310	-40%
Provision for contingencies	139,208	143,990	-3%	133,528	4%
Investor Obligations	2,280	4,713	-52%	7,145	-68%
Other	58,200	64,615	-10%	93,384	-38%
	1,774,467	1,891,523	-8%	2,056,378	-16%

Shareholders' Equity
Shareholders' Equity	3,097,881	3,066,952	1%	3,116,182	-1%
Minority Shareholders	1,611	3,939	-59%	21,949	-93%
	3,099,492	3,070,891	1%	3,138,131	-1%
Liabilities and Shareholders' Equity	7,072,546	7,333,898	-4%	7,288,403	-3%

Cash Flow

	2Q15	2Q14	6M15	6M14
Income Before Taxes on Income	19,729	9,617	63,490	(24,181)
Expenses (income) not affecting working capital	91,830	114,614	136,363	179,067
Depreciation and amortization	11,561	15,977	23,230	29,999
Impairment allowance	4,375	2,673	4,375	379
Expense on stock option plan	2,383	20,816	5,001	24,405
Penalty fee over delayed projects	1,136	(63)	(943)	(675)
Unrealized interest and charges. net	21,249	46,668	37,663	70,624
Equity pickup	7,182	(2,592)	(11,600)	(1,575)
Disposal of fixed asset	842	482	1,058	2,197
Warranty provision	1,904	(7,479)	8,829	(10,957)
Provision for contingencies	29,418	25,647	55,488	51,796
Profit sharing provision	9,124	11,636	12,038	16,425
Allowance (reversal) for doubtful debts	(1,122)	1,280	(805)	(3,306)
Writeoff of Investments	2,188	-	(2,317)	-
Profit / Loss from financial instruments	1,590	(431)	4,346	(245)
Clients	(12,739)	365	(78,034)	179,022
Properties for sale	14,566	(4,291)	(43,117)	(81,378)
Other receivables	(26,134)	(10,634)	(11,403)	(2,398)
Deferred selling expenses and pre-paid expenses	5,030	4,107	5,150	8,964
Obligations on land purchases	(13,082)	(8,219)	(29,902)	(53,554)
Taxes and contributions	(3,450)	(4,816)	(6,941)	(31,088)
Accounts payable	6,627	(61,917)	13,886	(2,723)
Salaries. payroll charges and bonus provision	(21,686)	(44,962)	(17,397)	(45,826)
Other accounts payable	(49,627)	13,460	(61,512)	(29,995)
Current account operations	(11,536)	(18,699)	(10,022)	(51,270)
Paid taxes	5,754	-	(6,406)	(84,682)
Cash used in operating activities	5,282	(11,375)	(45,845)	(40,042)
Investments activities
Purchase of property and equipment	(16,732)	(22,390)	(22,383)	(35,128)
Redemption of securities. restricted securities and loans	952,732	1,428,966	2,133,082	2,544,749
Investments in marketable securities. restricted securities	(783,891)	(1,199,724)	(1,808,307)	(1,880,258)
Investments increase	(787)	9,934	(962)	4,420
Dividends receivables	-	57,676	-	60,301
Cash used in investing activities	151,322	274,262	301,430	694,084
Financing activities
Contributions from venture partners	(6,134)	(8,554)	(3,734)	(109,018)
Increase in loans and financing	182,351	203,522	382,672	378,913
Repayment of loans and financing	(408,754)	(520,835)	(574,060)	(835,874)
Stock repurchase	-	(3,186)	(22,135)	(51,354)
Dividend payments	-	-	-	(117,125)
Mutual Operations	4,825	4,642	5,412	(6,598)
Sale of treasury shares	1,811	13,480	1,810	13,480
Result from the sale of treasury shares	(1,217)	(6,570)	(1,216)	(6,570)
Net cash provided by financing activities	(227,118)	(317,501)	(211,251)	(734,146)
Net increase (decrease) in cash and cash equivalents	(70,514)	(54,414)	44,334	(80,104)
At the beginning of the period	224,743	189,503	109,895	215,193
At the end of the period	154,229	135,089	154,229	135,089
Net increase (decrease) in cash and cash equivalents	(70,514)	(54,414)	44,334	(80,104)

About Gafisa

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to  growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects  delivered under the Gafisa brand - more than any other company in Brazil.   Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the  upper-middle and upper class segments  through the Gafisa brand, the Company also focuses on low income developments through its Tenda brand. And,, it participates through its  30% interest in Alphaville, a leading urban developer, in the national development and  sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 7, 2015

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer